CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY HAMPDEN BANCORP, INC. WITH RESPECT TO OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED BY [***].

April 14, 2011

Mr. Michael C. Volley
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Form 10-Q for the Fiscal Quarter Ended December 31, 2010
       File No. 1-33144

Dear Mr. Volley,

This letter is in response to your letter dated March 18, 2011 concerning your review of Hampden Bancorp, Inc.’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2010 and our Form 10-Q for the fiscal quarter ended December 31, 2010. We have set forth below the SEC’s comments as contained in your March 18, 2011 letter followed by the Company’s responses.

Going forward, please send any correspondence to Robert Massey’s fax at 413-452-5281. Thank you.

SEC Staff Comment Number 1

Form 10-Q for the period ended December 31, 2010

Item 1. Financial Statements

Note 7. Securities Available for Sale, page 13

1.
We note your response to prior comment 1 related to your equity securities that have been in an unrealized loss position for greater than twelve months. Please revise your impairment analyses to address the following:

a.
We call your attention to the respective time periods that your underwater equity securities presented in response to bullet point (a) have been in a continuous unrealized loss position. Please note that the length of time that an equity security’s fair value has been below cost should be a significant factor considered in your impairment analysis (ASC 320-10-S99-1). In general, your individual narrative discussions of positive and negative evidence for each equity security presented appears to be inappropriately weighted to discount the significant negative objective evidence of the length of time the security has been in an unrealized loss position. Similarly, the analysis does not appear to recognize the fact that a security which is impaired solely due to general negative economic trends and conditions such as those in recent years can be considered other than temporarily impaired based on the duration and severity of the impairment, among other factors, after taking into consideration an entity’s specific cost basis.

b.
You also appear to be basing your other-than-temporarily analysis on the weighted-average cost of your equity securities. Please revise your analysis and disclosure to focus on the cost basis/unrealized loss of each purchase separately or provide us accounting guidance to support your position.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

c.
In general, as the length of time that an equity security has been in a continuous unrealized loss position increases, the level of objective evidence required to support that the security is not other-than-temporarily impaired also increases. Once again, we call your attention to the length of time many of your securities have been in a continuous unrealized loss position.

d.
Your response appears to indicate that you only consider equity securities that have been in an unrealized loss position as a percentage of amortized cost of 30% or more for an other-than-temporary impairment charge. Please note that ASC 320-10-S99-1 specifically states that “unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment in equity securities…a write-down  to fair value accounted for as a realized loss should be recorded.” Please tell us how you considered this guidance in your analysis, including the specific objective evidence you used to overcome the fact that sixteen of your securities were underwater as of December 31, 2010.

e.
Your response indicates that you consider whether you have the intent and ability to hold underwater equity securities for a “reasonable period” of time sufficient for recovery of the fair value up to or beyond the cost of the investment. Please tell us how you define “reasonable period” of time as used in your analysis. Further, your analysis appears to omit objective evidence that would be required to project a recovery in a reasonable period of twelve months. Instead it appears to rely primarily on subjective evidence such as projected stock price and assumptions of earnings projections. This approach seems overly simplistic and does not appear to reflect the fact that a security’s sensitivity to current economic conditions does not preclude a security from being other-than-temporarily impaired as noted in the guidance. Further, your response is silent on the basis of your ability at December 31, 2010 to provide objective evidence that the fair value of these securities will recover to its cost basis within twelve months. To the extent that you possess such objective evidence, please provide us with your revised impairment analyses. Otherwise, please revise your conclusions accordingly.

Response to SEC Staff Comment Number 1

For responses to comments (a) through (e) please see our comments below:

We acknowledge that certain of our equity investments have been in a continuous loss position for an extended period of time.   We also agree that, as the length of time that an equity security has been in a continuous unrealized loss position increases, the level of objective evidence required to support a conclusion that the impairment is temporary also increases.  However, given the absence of any objective information that will provide conclusive proof of any future event, it is incumbent on us to exercise prudent judgment based on particular facts and circumstances.  This makes the determination of equity investment OTTI among the most challenging of all the judgments we are called upon to make. The evaluation of securities for impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and considerable judgment by the Company.  Management takes into account the objective evidence made publicly available for each company such as market value recovery, actual earnings versus expected earnings, changes in dividend payments, changes in ratings, business prospects, creditworthiness of the issuer and financial condition of the issuer.  Consistent with ASC 320-10-S99-1, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

By implication of your question (1e), it appears the staff’s position is that a reasonable period of time for anticipating recovery in fair value would not exceed twelve months, although we note that such time period is not defined in relevant accounting guidance.  We acknowledge that the longer the time period anticipated for recovery, the more likely that a security may be other-than-temporarily impaired.  However, we believe that judgment should be exercised as to the reasonableness of an anticipated recovery period, based on the facts and circumstances related to the assessment, such as general economic conditions or facts particular to an individual investment.  Overall, we believe that the magnitude of the recent economic crisis and the current temporary period of regulatory uncertainty affecting our portfolio (e.g. the magnitude of enacted and proposed national healthcare and financial reform legislation, for which implementing regulations are still being drafted), requires us to exercise judgment in the assessment and monitoring of investee performance and anticipated recovery of fair value.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

In certain cases, the anticipated recovery period exceeds twelve months; however, if recent performance of the issuer is positive and the fair value of the security is already demonstrating recovery, we believe it would be premature to recognize an impairment charge. The degree of recovery is considered within each impairment analysis, and we generally, do not consider projected recovery periods in excess of twenty-four months to be reasonable when assessing other-than-temporary impairment.

We acknowledge that a security which is impaired solely due to general negative economic trends and conditions such as those in recent years does not preclude a security from being other-than-temporarily impaired.

A significant input to our analysis is published earnings consensuses.  We believe this is appropriate as the companies in which we invest are all mature, large capitalization stocks that are widely followed by the investment community.  Although earnings projections are ultimately subjective in nature, they are the product of many independent investment professionals employing various financial models who are experts in the investee’s operations and industry.  In no instance are we developing our own earnings projections.

One significant objective input to our analysis is recent stock price performance.  As shown in Exhibit 1 included herewith (a summary of the individual common stocks held by the Company as of December 31, 2010), we have segregated the stock portfolio into three subsets, as follows:

1.	Recently purchased common stocks with minimal change in value and, therefore, excluded from further consideration of OTTI.
2.
Common stocks that, although in a loss position at December 31, 2010, had demonstrated significant improvement in price over the previous 12- and 24- month periods.  Based on this improvement and our understanding of the fundamental strengths of the investee companies, we concluded that the impairment of these securities was temporary as of December 31, 2010.

3.	Remaining common stocks that have been in a continuous loss position for more than twelve months at December 31, 2010.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY HAMPDEN BANCORP, INC.;
REQUEST NO. 2011.04.14.3.

We would also like to inform the staff that, [***]:

[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

Our conclusions related to the above recognized losses reflect our continued monitoring of issuer performance and the apparent stabilization of previously demonstrated recoveries. We also used a lower threshold of percentage loss for which analysis is performed and incorporated our understanding of the staff’s view of a projected recovery period of approximately twelve months.

We consistently consider the materiality of certain unrealized losses in the portfolio, recognizing the inherent imprecision of an OTTI analysis and the potential variability in judgments regarding the potential for recovery of an investment.  In particular, we have discussed with our audit committee at the end of recent quarterly reporting periods our investments in Bank of America and MetLife, because, on an individual lot basis, these were considered to be the most likely within our portfolio to be considered OTTI based on percentage and duration of decline.  At December 31, 2010, the combined pre-tax gross loss of these securities was $71,140.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

The Company’s ability to retain equities that have unrealized losses is supported by the relatively small size of our equity portfolio, the diversity of that portfolio, the limited size of any one investment, and the magnitude of unrealized losses.  As background, the table below compares the unrealized loss for June 30, 2010 and December 31 2010 as it relates to the Company’s total assets and risk weighted capital:

Date	Book Value Equities	Market Value Equities	Gross Unrealized Gain (Loss)	Total Assets	Book Value of Equities to Total Assets	Total Capital to Risk Weighted Assets
(Dollars in Thousands)
6/30/2010	561	379	(182)	584,039	0.10%	23.40%
12/31/2010	1,066	935	(132)	565,290	0.19%	24.30%

Although recognition of OTTI charges would not affect regulatory capital calculations in any significant manner, we have included total capital to risk weighted assets above to highlight that it has always been significantly above the 8% regulatory requirement to be classified as a well capitalized bank (the average for the past four years was 26.31%).

We recognize that GAAP indicates that our analysis should be performed on each purchase separately and have done so in our discussion with our audit committee as indicated above.  In our previous submission to the staff, we did use the average investment methodology for two equities, Bank of America and MetLife, because historically the Company has sold equity securities once they are deemed OTTI and has sold all the shares owned of a particular issuer at the same time.  Going forward, we will conform our OTTI analysis to be based on individual lots of each security.  As a point of information, both of these holdings were sold in March 2011.

SEC Staff Comment Number 2

Note 8. Loans, page 15

2.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative financial disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is readily available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response to SEC Staff Comment Number 2

The Company will consider providing comparative information for earlier periods in its credit quality disclosures in future filings.

SEC Staff Comment Number 3

Note 8. Loans, page 15

3.	Please revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements as opposed to your MD&A.

Response to SEC Staff Comment Number 3

The Company will include all of the information required by ASU 2010-20 in the notes to its financial statements as opposed to its MD&A beginning with our March 31, 2011 Form 10-Q.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

SEC Staff Comment Number 4

Note 8. Loans, page 15

4.	Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Refer to ASC 310-10-50-11B(b) for guidance.

Response to SEC Staff Comment Number 4

The Company will provide a description of its policy for charging off uncollectible financing receivables beginning with our March 31, 2011 Form 10-Q as required by ASC 310-10-50-11B(b). We propose adding the following language:

The Company’s policy for charging off uncollectible loans is based on an analysis of the financial condition of the borrower or the collateral value.

SEC Staff Comment Number 5

Note 8. Loans, page 15

5.
Please revise your Summary of Past Due and Non-Accrual Loans tabular disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Response to SEC Staff Comment Number 5

ASC 310-10-55-9 provides illustrative guidance for implementation of the requirements of ASC 310-10-50-7A that requires an entity to provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.  Our policy and practice has been to report this information based on 30-89 days and 90 days or greater.  Beginning with our March 31, 2011 Form 10-Q, the Company will revise its Summary of Past Due and Non-Accrual Loans tabular disclosure to further break out the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. We propose including the following table:

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY HAMPDEN BANCORP, INC.;
REQUEST NO. 2011.04.14.6.
March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Past Due 90 Days or More and Still Accruing	Loans on Non-accrual
(In Thousands)
Mortgage loans on real estate: 1-4 family residential Commercial real estate	$ [***] [***]	$ [***] [***]	$ [***] [***]	$ [***] [***]	$ [***] [***]	$ [***] [***]
Home equity: First lien Second lien	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]
Construction: Residential construction Commercial construction	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]
Commercial	[***]	[***]	[***]	[***]	[***]	[***]
Consumer: Manufactured homes Other	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]	[***] [***]
Total	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]

SEC Staff Comment Number 6

Note 8. Loans, page 15

6.	Please tell us and revise future filings to disclose your policy for determining past due or delinquency loan status as required by paragraph (e) of ASC 310-10-50-6.

Response to SEC Staff Comment Number 6

As disclosed in Note 1 to our consolidated financial statements included in our June 30, 2010 Form 10-K, past due status is based on the contractual terms of the loans. We will include this disclosure, where appropriate, in our quarterly reports beginning with our March 31, 2011 Form 10-Q in response to the comment above.

SEC Staff Comment Number 7

Note 8. Loans, page 15

7.
You disclose that you keep loans on non-accrual status until the borrower can demonstrate their ability to make payments according to their loan terms. Please tell us in detail and revise future filings to describe what you mean by “demonstrate their ability.” To this extent, please clarify whether the borrower must make payments in accordance with the loan terms for a specific period of time (e.g. three months, six months) or whether you use another metric to conclude that the loan should be reclassified to current.

Response to SEC Staff Comment Number 7

We propose adding the following language, where appropriate, to our MD&A beginning with our March 31, 2011 Form 10-Q in response to the comment above:

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

Non-accrual loans, including modified loans, return to accrual status once the borrower has shown the ability and an acceptable history of repayment. The borrower must be current with their payments in accordance with the loan terms for three months for residential loans and six months for commercial loans. The Company may also return a loan to accrual status if the borrower provides additional collateral to support the collectability of the loan.

SEC Staff Comment Number 8

Note 8. Loans, page 15

8.
Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented. Please note that this information was required prior to ASU 2010-20.

Response to SEC Staff Comment Number 8

We will revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented beginning with our March 31, 2011 Form 10-Q. We propose adding the following table for each period for which results of operations are presented:

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY HAMPDEN BANCORP, INC.;
REQUEST NO. 2011.04.14.8.

For the Three Months Ended March 31, 2011
	1-4 Family Residential	Commercial Real Estate	Home Equity First Lien	Home Equity Second Lien	Residential Construction	Commercial Construction	Commercial	Manufactured Homes	Other Consumer
(In Thousands)
Average investment in impaired loans	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]

Interest income recognized on impaired loans	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]

Interest income recognized on a cash basis on impaired loans	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]

SEC Staff Comment Number 9

Note 8. Loans, page 15

9.
Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response to SEC Staff Comment Number 9

We will revise future filings to disclose that, if impairment is measured based on the present value of expected future cash flows, the change in present value is recorded within the provision for loan losses.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

SEC Staff Comment Number 10

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Allowance for Loan Losses, page 19

10.	We note your response and proposed disclosure to prior comment 2. Please address the following:

a.
On page 17, you disclose that you had impaired 1-4 family residential mortgage loans of $2,166,000 at December 31, 2010. Please tell us in detail and revise future filings to discuss whether you obtain appraisals for these loans individually evaluated for impairment. If you do not obtain appraisals, please discuss how you measure impairment. If you do obtain appraisals, given the significant decline in the residential real estate market in the last few years, please discuss the average age of your appraisals.

b.
You state that there are situations where you may make adjustments to the appraised value of commercial real estate loans if facts and circumstances warrant. Please further revise your proposed disclosure to clarify whether any of these adjustments increase the value of the appraised property. If so, please also describe the specific facts and circumstances in which you would increase the appraised value.

Response to SEC Staff Comment Number 10

We propose adding the following language, where appropriate, to our MD&A beginning with our March 31, 2011 Form 10-Q in response to the comments above:

a.
When 1-4 family residential mortgage loans become impaired, the collateral value is generally determined by obtaining the current tax assessed value, discounted by 10%. As a practical expedient the Company believes this is a reliable source of valuation as assessments are periodically updated by the cities and towns.  If the impaired loan is being actively marketed, the Company uses the realtor’s market analysis or listing price discounted by 10% and less 5% for realtor commission, instead of the tax assessment. We apply a discount based on management’s historical knowledge, expertise and or to account for changes in market conditions from the time of valuation. In the event the Company has an appraisal on hand that is less than twelve months old, then the Company will use that appraisal to determine the collateral value.

b.
For commercial real estate loans, the Company obtains an appraisal when the loan is originated. An updated appraisal is obtained by the Company if the loan becomes impaired and if the Company will use the collateral dependency method to measure the impairment, as well as when a loan goes into foreclosure. On a quarterly basis, management’s Loan Review Committee reviews non-accrual and classified loans and ensures that all collateral dependent impaired loans have current appraisals within the preceding eighteen months. Because the appraisals are current, adjustments are limited in nature. There are situations where the Company may make adjustments to the appraisal in which the Company may decrease the appraised value if facts and circumstances warrant. The Company does not make any adjustments that would increase the appraised value.

SEC Staff Comment Number 11

Non-Performing Assets, page 24

11.	Please revise future filings to disclose your policy for recording payments received on non-accrual loans as required by paragraph (b) of ASC 310-10-50-6.

Response to SEC Staff Comment Number 11

We will revise future filings to disclose our policy for recording payments received on non-accrual loans as required by paragraph (b) of ASC 310-10-50-6. We propose adding the following language, where appropriate, beginning with our March 31, 2011 Form 10-Q in response to the comments above:

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

For non-accrual and impaired loans that make payments, the Company recognizes cash interest payments as interest income when the Company does not have a collateral shortfall for the loan. If there is a collateral shortfall for the loan, then the Company applies the entire payment to the principal balance on the loan.

SEC Staff Comment Number 12

Allowance for Loan Losses, page 26

12.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment as required by paragraphs (g) and (h) of ASC 310-10-50-11B. Refer to the example disclosure in ASC 310-10-55-7 for guidance.

Response to SEC Staff Comment Number 12

We refer you to page 17 of our Form 10-Q for the quarter ended December 31, 2010 where we disclosed  the balance of the allowance for loan losses at the end of the reporting period disaggregated on the basis of the Company’s impairment method and the recorded investment in financing receivables at the end of the reporting period related to each balance in the allowance for loan losses, disaggregated on the basis of the Company’s impairment methodology as required by ASC 310-10-50-11B (g) and (h).    As required by transition guidance ASC 310-10-65-2 for the quarter ending March 31, 2011, the Company will disclose the activity that occurs during the reporting period to the allowance for loan losses disaggregated by loan classes. Please note that the Company has never acquired loans with deteriorated credit quality. We propose adding the following table for each period for which results of operations are presented:

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY HAMPDEN BANCORP, INC.;
REQUEST NO. 2011.04.14.10.

Allowance for Loan Losses and Recorded Investment in Financing Receivables For the Three Months Ended March 31, 2011

	1-4 Family Residential	Commercial Real Estate	Home Equity First Lien	Home Equity Second Lien	Residential Construction	Commercial Construction	Commercial	Manufactured Homes	Other Consumer
Allowance for loan losses:
Beginning balance	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]
Charge-offs	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Recoveries	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Provision	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Ending balance	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Ending balance: individually evaluated for impairment	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Ending balance: collectively evaluated for impairment	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Financing receivables:
Ending balance:	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Ending balance: individually evaluated for impairment	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Ending balance: collectively evaluated for impairment	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

        SEC Staff Comment Number 13

Allowance for Loan Losses, page 26

13.	Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans as required by paragraph (b) of ASC 310-10-50-15.

Response to SEC Staff Comment Number 13

We will revise future filings to disclose our policy for recognizing interest income and how cash receipts are recorded on impaired loans as required by paragraph (b) of ASC 310-10-50-15. We propose adding the following language, where appropriate, beginning with our March 31, 2011 Form 10-Q in response to the comments above:

For non-accrual and impaired loans that make payments, the Company recognizes cash interest payments as interest income when the Company does not have a collateral shortfall for the loan. If there is a collateral shortfall for the loan, then the Company applies the entire payment to the principal balance on the loan.

******

Please be advised that the management of Hampden Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (413) 452-5181 if you have any questions that require further discussion.

Sincerely,

/s/ Robert A. Massey

Robert A. Massey
Chief Financial Officer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY HAMPDEN BANCORP, INC.
Securities and Exchange Commission
April 14, 2011

Hampden Bancorp, Inc.										Exhibit 1
Equity Securities Held
December 31, 2010
Issuer	Cost	Market Value	Gross Unrealized Gain/(Loss)	% Unrealized Loss	Months of Continuous Loss	Average Cost Per Share *(1)	Market Price Per Share	% Change In Market Value Last 12 Months	% Change in Market Value Last 24 Months	Projected 12 Month Market Price	Projected 24 Month Market Price

Unrealized Gains and Continuous Lossess less than 12 months
General Mills Inc	51,100	49,826	(1,274)	-2%	<1	36.5	35.59	N/A	N/A
Johnson & Johnson	50,448	49,480	(968)	-2%	<1	63.06	61.85	N/A	N/A
McDonald's Corp	50,297	49,894	(403)	-1%	<1	77.38	76.76	N/A	N/A
At&T Inc	50,303	49,946	(357)	-1%	<1	29.59	29.38	N/A	N/A
Kraft Foods Inc	50,480	50,416	(64)	0%	<1	31.55	31.51	N/A	N/A
Abbott Labortories	50,358	50,306	(53)	0%	<1	47.96	47.91	N/A	N/A
Lockheed Martin Corp	48,972	48,937	(35)	0%	<1	69.96	69.91	N/A	N/A
Waste Management Inc	51,198	51,618	420	1%	<1	36.57	36.87	N/A	N/A
Procter & Gamble Co	50,960	51,464	504	1%	N/A	63.7	64.33	N/A	N/A
Clorox Co	50,080	50,624	544	1%	N/A	62.6	63.28	N/A	N/A
Metlife, Inc	27,020	31,108	4,088	15%	N/A	38.61	44.44	26%	27%
Bank of America Corp	24,516	36,018	11,502	47%	N/A	9.08	13.34	-11%	1%

Continuous Loss Greater than 12 months - share price rising
Lowe's Companies Inc	50,485	40,128	(10,357)	-21%	47	31.55	25.08	7%	17%
Metlife, Inc	49,392	31,108	(18,284)	-37%	39	70.56	44.44	26%	27%
Walgreen Co	50,693	42,856	(7,837)	-15%	45	46.08	38.96	6%	58%
Comcast Corp	50,363	46,137	(4,226)	-8%	39	23.98	21.97	30%	30%
The Home Depot, Inc	49,445	45,578	(3,867)	-8%	64	38.03	35.06	21%	52%
Thermo Fisher	51,566	49,824	(1,742)	-3%	28	57.3	55.36	16%	62%

Continuous Loss Greater than 12 months - remainder
Bank of America Corp	75,531	22,678	(52,853)	-70%	38	44.43	13.34	-11%	1%	31.09	42.53
Medtronic, Inc	76,853	48,217	(28,636)	-37%	60	59.12	37.09	-16%	18%	58.70	63.29
Amgen Inc	55,445	38,430	(17,015)	-31%	61	79.21	54.90	-3%	-5%	74.71	81.50

Total	1,065,505	934,593	(130,913)